Morrison Warren	Chapman and Cutler LLP
Partner	320 South Canal Street, 27th Floor
Chicago, Illinois 60606

T 312.845.3484
warren@chapman.com

February 19, 2025

VIA EDGAR CORRESPONDENCE

Jaea Hahn

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: REX ETF Trust (the “Registrant”), on behalf of its series,
REX COIN Covered Call ETF, REX MSTR Covered Call ETF, REX NVDA
Covered Call ETF and REX TSLA Covered Call ETF

     File Nos. 333-283221; 811-24023

Dear Ms. Hahn:

This letter responds to your comments provided via correspondence regarding the registration statement filed by the Registrant on Form N-1A (the “Registration Statement”) with the staff of the Securities and Exchange Commission (the “Staff”) on November 14, 2024, on behalf of REX COIN Covered Call ETF, REX MSTR Covered Call ETF, REX NVDA Covered Call ETF and REX TSLA Covered Call ETF (each, a “Fund” and collectively, the “Funds”), each a series of the Registrant. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Registration Statement. We are submitting via EDGAR this letter on behalf of the Funds, which is intended to respond to your comments.

Comment 1 – General

The Staff notes that the Registration Statement is missing information (e.g., information regarding service providers, trustees and management) and exhibits (e.g., seed financial statements of the Fund, bylaws and advisory contracts) and contains bracketed disclosures. The Staff may have additional comments on such completed portions in any pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits filed in any pre-effective amendment. Please plan accordingly.

Response to Comment 1

The Registrant acknowledges the Staff’s comment.

Comment 2 – General

Please confirm whether the Registrant expects to submit any exemptive application(s) or no-action request(s) in connection with the Registration Statement.

Response to Comment 2

The Registrant does not anticipate submitting any exemptive relief applications at this time.

Comment 3 – General

Supplementally, please explain if a party (other than a Fund’s sponsor or one of its affiliates) is providing the Fund’s initial (seed) capital. If yes, please supplementally identify the party providing the seed capital and describe their relationship with the Fund.

Response to Comment 3

The Registrant confirms that the Adviser, or one of its affiliates, will provide the Fund’s initial (seed) capital.

Comment 4 – General

Please explain whether the Registrant’s and Adviser’s Code of Ethics (“Codes”) address investments in ETFs that provide exposure to a single corporate issuer (“Single Name ETFs”). If these investments are excluded from either of these Codes, please advise whether the Codes will be amended to account for Single Name ETFs, including Single Name ETFs that are not advised by the Adviser and/or the sub-adviser. If not, please advise how excluding Single Name ETFs from reporting requirements is consistent with the Registrant’s obligations to implement procedures reasonably designed to prevent violations of the federal securities laws.

Response to Comment 4

The Registrant confirms that Single Name ETFs will not be excluded from the Registrant’s and Adviser’s Codes.

Comment 5 – REX COIN Covered Call ETF – Summary Prospectus – Fees and Expenses of the Fund

Please provide a completed fee table and expense example for the Staff’s review and comment. Supplementally, confirm there will be no fee waiver or expense limitation agreement in place.

Response to Comment 5

A completed fee table and expense examples applicable to each Fund has been attached hereto as Exhibit A. The Registrant confirms there will be no fee waiver or expense limitation agreement in place for the Funds.

Comment 6 – REX COIN Covered Call ETF – Summary Prospectus – Principal Investment Strategies

The Staff notes that the disclosure in this section states that the Fund intends to achieve exposure to the share price of COIN “through direct holdings of COIN shares or by utilizing options contracts that provide exposure to the price return of COIN.” The Staff also notes that the Fund intends to invest at least 80% of its net assets in shares of COIN or derivative instruments that provide exposure to COIN. What percent of its assets does the Fund intend to invest directly in COIN shares? Please supplementally explain. In the response, please also explain how the Fund’s intended strategy and disclosures are and will be consistent with Rule 140 under the Securities Act of 1933 (the “1933 Act”).

Response to Comment 6

The Registrant believes COIN (or any other underlying issuers) should not be considered co-registrants under Rule 140 of the 1933 Act. Rule 140 provides:

“A person, the chief part of whose business consists of the purchase of the securities of one issuer, or of two or more affiliated issuers, and the sale of its own securities . . .. to furnish the proceeds with which to acquire the securities of such issuer or affiliated issuers, is to be regarded as engaged in the distribution of the securities of such issuer or affiliated issuers within the meaning of section 2(11) of the [1933 Act].”

Rule 140 only applies to the extent that the “chief part” of a company’s business consists of selling its securities and utilizing the proceeds to purchase the securities of a single issuer or affiliated issuers. Rule 140 does not set forth any standard for identifying the “chief part” of the issuer’s business. However, the Staff has provided that “chief part” indicates an investment of greater than 45% of a fund’s assets in the securities of a particular issuer.1 The Registrant confirms that each Fund’s investments in securities of the respective underlying issuer will be below the 45% threshold previously detailed by the Staff. The remainder of each Fund’s assets will be invested in options contracts and/or swaps that provide exposure to the price return of the underlying issuer’s securities and short-term U.S. Treasury securities, which will be used as income to the Fund as well as collateral in connection with the Fund’s use of options contracts and swaps. Rule 140, which relates to the purchase of securities of an issuer, would not apply to a Fund’s investments in derivatives that reference the corresponding issuer’s securities. Furthermore, the Fund cannot be deemed to be engaged in an underwriting of the relevant underlying issuer’s shares because it is not purchasing the underlying issuer’s securities from the underlying issuer, but rather in the secondary market.

[1]	See FBC Conduit Trust I, SEC No-Action Letter (Oct. 6, 1987).

Comment 7 – REX COIN Covered Call ETF – Summary Prospectus – Principal Investment Strategies

In the second paragraph:

a.	Please clarify the disclosure to explain what combination of options the Fund intends to purchase and sell to create the desired exposure to COIN and how each type of option will be used to carry out the Fund’s strategy. For example, please describe the suite of options to be purchased/sold by the Fund, at what strike prices, and explain how the Fund’s covered call strategy will create the desired exposure to the underlying issuer and generate income or losses for the Fund.

b.	In the second sentence, please clarify what “utilizing options contracts that provide exposure to the price return of COIN” means. Is this a reference to purchased call options?

c.	Please briefly explain what a “covered call strategy” is in plain English. Please clarify if the Fund will implement a traditional covered call strategy where the Fund will sell a call option on an underlying security it owns or if the Fund intends to use a synthetic covered call strategy. If the Fund intends to use a synthetic covered call strategy, please describe this strategy in greater detail.

d.	Please clarify if the Fund intends to continuously maintain direct and indirect exposure to COIN (e.g., by holding COIN shares and through options contracts). What are the expected target maturities for the different option contracts that the Fund invests in? As the options contracts the Fund holds are exercised or expire, will it enter into new option contracts (e.g., engage in “rolling”)? If so, please disclose that the rolling of options may result in high portfolio turnover.

e.	Because the Fund’s primary investment objective is to produce current income, please disclose how often the Fund will provide distribution payments to shareholders (e.g., monthly or weekly).

Response to Comment 7

The disclosure has been revised in accordance with the Staff’s comment. Please refer to Exhibit B attached hereto for the revised “Principal Investment Strategies” section.

Comment 8 – REX COIN Covered Call ETF – Summary Prospectus – Principal Investment Strategies

In the third paragraph, please clarify that options contracts must be exercised or traded to close within a specified time frame, or they expire.

Response to Comment 8

The disclosure has been revised in accordance with the Staff’s comment. Please refer to Exhibit B attached hereto for the revised “Principal Investment Strategies” section.

Comment 9 – REX COIN Covered Call ETF – Summary Prospectus – Principal Investment Strategies

In the fourth paragraph, the disclosure states that the Fund will hold short-term U.S. Treasury securities as collateral in connection with the Fund’s use of options.

a.	Please disclose any target percentage or limit on the Fund’s assets that will be invested, under normal circumstances, in COIN shares, cash and treasuries, and options, respectively.

b.	Please clarify whether the short-term U.S. Treasury securities may also generate income in addition to serving as collateral.

c.	In the fifth paragraph, please clarify when, if at all, the Fund may take temporary defensive positions under any circumstances. The current disclosure only addresses periods of adverse market, economic, or other conditions.

Response to Comment 9

The disclosure has been revised in accordance with the Staff’s comment. Please refer to Exhibit B attached hereto for the revised “Principal Investment Strategies” section.

Comment 10 – REX COIN Covered Call ETF – Summary Prospectus – Principal Investment Strategies

In the sixth paragraph:

a.	Please revise the statement that “any investment in the Fund is not an investment in COIN” to more appropriately reflect a Fund investor’s exposure to COIN, particularly since the second paragraph states that the Fund will “achieve exposure to the share price of COIN through direct holdings of COIN shares…”

b.	Please confirm that the last sentence is accurate if the Fund directly holds COIN shares. Is it possible that the Fund’s income may include dividends from shares of COIN that it holds directly?

c.	Please add, if accurate, disclosure that states that the Fund’s performance will differ from that of COIN’s stock price and that the performance differences will depend on, among other things, the price of COIN, changes in the value of the COIN options contracts the Fund holds, and changes in the value of the U.S. Treasuries the Fund holds.

Response to Comment 10

The disclosure has been revised in accordance with the Staff’s comment. Please refer to Exhibit B attached hereto for the revised “Principal Investment Strategies” section.

Comment 11 – REX COIN Covered Call ETF – Summary Prospectus – Coinbase Global, Inc.

In the second paragraph under Coinbase Global, Inc., please confirm the file number associated with Coinbase Global, Inc., currently shown as 001-04321, is correct.

Response to Comment 11

The Registrant confirms the Registration Statement has been updated to reflect the correct file number associated with each underlying issuer.

Comment 12 – REX COIN Covered Call ETF – Summary Prospectus – Coinbase Global, Inc.

Please briefly enhance and contextualize the disclosure related to Coinbase’s business, by providing an explanation of blockchain technology and crypto assets. Please include the following disclosure with regard to public, permissionless blockchains:

•	Their general design and purpose;

•	How they are developed, maintained, and governed;

•	How they are accessed and used;

•	The relationship between them and their native crypto assets; and

•	The specific use cases and applications that they support or are designed to support.

Response to Comment 12

The Registrant respectfully declines to include the additional suggested disclosure in the “Principal Investment Strategies” section as such concepts are already disclosed in “Coinbase Global, Inc. Investing Risks,” which the Registrant believes is the more appropriate location for such disclosure.

Comment 13 – REX COIN Covered Call ETF – Summary Prospectus – Principal Risks

For clarity and to increase investor comprehension, please consider reorganizing (i) the presentation so that related risks are grouped together but separated under subheadings (e.g., ETF operational risks); and (ii) lengthy risk disclosure, such as Coinbase Global, Inc. Investing Risk, into one risk with multiple sub-risks. Additionally, the risks should appear in order of importance rather than alphabetically. See ADI 2019-08 - Improving Principal Risks Disclosure.

Response to Comment 13

The Registrant has reviewed each Fund’s risk disclosures to ensure that such disclosures are tailored appropriately to each Fund’s principal risks, not overly lengthy or technical, and that the risks the Staff would consider most significant are not obscured or constructed in a manner that could render the disclosure misleading. Additionally, the Registrant believes that listing the risk disclosures alphabetically allows each Fund to be consistent in its presentation, provides better comparability and eliminates any subjective arguments as to the importance of certain risk disclosures. As such, the Registrant respectfully declines the Staff’s request.

While the Registrant respectfully declines to reorder the Funds’ principal risks, the Registrant notes that the following disclosure is included in the first paragraph under “Principal Risks” in each Fund’s summary section, with similar language included in response to Item 9 of Form N-1A, to help investors understand the importance of reading each risk disclosure regardless of their sequence:

“Each risk summarized below is considered a principal risk of investing in the Fund, regardless of the order in which it appears. The significance of each risk factor below may change over time and you should review each risk factor carefully.”

Comment 14 – REX COIN Covered Call ETF – Summary Prospectus – Principal Risks

Please consider moving the section entitled “Indirect Investment Risk” to the beginning of the Principal Risk disclosure as this disclosure highlights the Fund’s relationship with Coinbase Global, Inc. and the Coinbase Global, Inc. Investing Risk appears first in the Principal Risk section.

Response to Comment 14

In accordance with the Staff’s comment, the “Indirect Investment Risk” has been moved to immediately follow the “Coinbase Global, Inc. Investing Risks.”

Comment 15 – REX COIN Covered Call ETF – Summary Prospectus – Principal Risks

Please add a risk related to price participation. This added risk would clarify that investing in the Fund is not equivalent to investing in COIN. It would also clarify that the Fund’s investment strategy to sell call option contracts will limit participation in any gains in the share price of COIN while leaving the Fund fully exposed to any decreases in value experienced by COIN over the call period. Please also explain how the Fund’s net asset value (“NAV”) will correlate on a day-to-day basis with the returns of COIN.

Response to Comment 15

In accordance with the Staff’s comment, the following disclosure has been added to the “Principal Risks” section:

“PRICE PARTICIPATION RISK. The Fund employs an investment strategy that includes the sale of call option contracts, which limits the degree to which the Fund will participate in increases in value experienced by COIN. This means that if COIN experiences an increase in value above the strike price of the sold call options, the Fund will likely not experience that increase to the same extent and may significantly underperform COIN. Additionally, because the Fund is limited in the degree to which it will participate in increases in value experienced by COIN, but has full exposure to any decreases in value experienced by COIN, the NAV of the Fund may decrease over any given time period. The Fund’s NAV is dependent on the value of each options portfolio, which is based principally upon the performance of COIN. The degree of participation in COIN gains the Fund will experience will depend on prevailing market conditions, especially market volatility, at the time the Fund enters into the sold call option contracts and will vary over time. The value of the options contracts is affected by changes in the value and dividend rates of COIN, changes in interest rates, changes in the actual or perceived volatility of COIN and the remaining time to the options’ expiration, as well as trading conditions in the options market. As the price of COIN changes and time moves towards the options contract’s expiration date, the value of the options contracts, and therefore the Fund’s NAV, will change. However, it is not expected for the Fund’s NAV to directly correlate on a day-to-day basis with the returns of COIN. The amount of time remaining until the options contract’s expiration date affects the impact of the potential options contract income on the Fund’s NAV, which may not be in full effect until the expiration date of the Fund’s options contracts. Therefore, while changes in the price of COIN will result in changes to the Fund’s NAV, the Fund generally anticipates that the rate of change in the Fund’s NAV will be different than that experienced by COIN.”

Comment 16 – REX COIN Covered Call ETF – Summary Prospectus – Principal Risks

Please add a risk related to the Fund’s investment exposure to a single issuer (e.g., the Fund may be more volatile than a traditional pooled investment which diversifies risk or the market generally, and the value of the Fund may be more volatile than a traditional pooled investment vehicle or the market as a whole).

Response to Comment 16

In accordance with the Staff’s comment, the following disclosure has been added to the “Principal Risks” section:

“SINGLE ISSUER RISK. Issuer-specific attributes may cause an investment in the Fund to be more volatile than a traditional pooled investment which diversifies risk or the market generally. The value of the Fund, which focuses on an individual security (i.e., COIN), may be more volatile than a traditional pooled investment or the market as a whole and may perform differently from the value of a traditional pooled investment or the market as a whole.”

Comment 17 – REX COIN Covered Call ETF – Summary Prospectus – Principal Risks

Please add risk disclosure that briefly addresses or clarifies some of the common risks and challenges associated with public, permissionless blockchain technology, including the following:

•	The integrity and viability of the consensus mechanism of the blockchain;

•	The blockchain’s capacity to execute and settle transactions in a timely and predictable manner (public, permissionless blockchains have been prone to periods of congestion and high transaction fees);

•	The development, maintenance, and governance of the blockchain, which is generally open source and thus vulnerable to being “forked” (as defined below) by users and miners/validators;

•	That a blockchain may be vulnerable to attacks to the extent that, in terms of a proof-of-work blockchain, a “miner” or group of “miners” possesses more than 50% of the blockchain’s “hashing” power or that, in terms of a proof-of-stake blockchain, there is concentration in the ownership and/or staking of the blockchain’s native crypto asset;

•	That proposed changes to a blockchain’s protocol may not be adopted by a sufficient number of users and validators or users and miners, respectively, which may result in competing blockchains with different native crypto assets and sets of participants (also known as a “fork”) (in this regard, consider providing brief examples of forks, e.g., the forks resulting in the Ethereum Classic blockchain and the Bitcoin Cash blockchain);

•	That a blockchain’s protocol, including the code of any smart contracts running on the blockchain, may contain flaws that can be exploited by attackers (in this regard, consider briefly discussing the exploitation of The DAO’s smart contract in June 2016, how it was addressed, and its consequences for the Ethereum blockchain, including the resulting hard fork);

•	That these blockchains have historically faced scalability challenges (as an example, explain the common impediments and/or disadvantages to adopting the Bitcoin blockchain as a payment network, including the slowness of transaction processing and finality, variability of transaction fees, and volatility of Bitcoin’s price); and

•	That the native crypto assets of these blockchains are bearer assets that can be irrevocably lost or stolen to the extent that the “private keys” securing the assets are lost or stolen.

Response to Comment 17

In accordance with the Staff’s comment, the following disclosure has been added to the “Principal Risks” of the “Summary Information” section.

“BLOCKCHAIN RISK. Companies involved in the crypto asset industry are subject to the risks associated with blockchain technology, the occurrence of which could negatively impact the value of such companies. These risks include: the risk that the integrity and viability of the consensus mechanism of the blockchain fails; the risk that the blockchain’s capacity to execute and settle transactions in a timely and predictable manner is compromised; the open source nature of blockchain technology which makes it vulnerable to being “forked” by users and miners/validators (i.e., creation of a new competing blockchain when a significant portion of the miners/validators adopts updates to the existing blockchain protocol); the risk that the blockchain may be vulnerable to attacks to the extent that, in terms of a proof-of-work blockchain, a “miner” or group of “miners” possesses more than 50% of the blockchain’s “hashing” power or that, in terms of a proof-of-stake blockchain, there is concentration in the ownership and/or staking of the blockchain’s native crypto asset (hashing power refers to the computational capacity used to validate and secure transactions on the blockchain); the risk that proposed changes to the blockchain’s protocol may not be adopted by a sufficient number of users and validators or users and miners, respectively, which may result in competing blockchains with different native crypto assets and sets of participants (also known as a “fork”); the risk that the blockchain’s protocol, including the code of any smart contracts running on the blockchain, may contain flaws that can be exploited by attackers; the risk that blockchains have historically faced scalability challenges, including the slowness of transaction processing and finality, variability of transaction fees, and volatility of the native crypto asset’s price; and the risk that the native crypto asset of the blockchain is a bearer asset that can be irrevocably lost or stolen to the extent that the “private keys” securing the asset are lost or stolen.”

In accordance with the Staff’s comment, the following disclosure has been added to the “Principal Risks” of the “Additional Risks of Investing in the Funds” section.

“BLOCKCHAIN RISK. Companies involved in the crypto asset industry are subject to the risks associated with blockchain technology, the occurrence of which could negatively impact the value of such companies. Generally, a blockchain is an immutable transaction ledger maintained within a distributed network of peer nodes. The immutability of the blockchain means that once an entry is accepted onto the ledger, it cannot be deleted or changed. A public, permissionless blockchain is a type of blockchain that is open to anyone who wishes to participate, without requiring permission from any central authority. It is decentralized and operates based on a consensus mechanism that ensures trust and security without the need for intermediaries. Public, permissionless blockchains may not have the capacity to execute and settle transactions in a timely and predictable manner and have been prone to periods of congestion and high transaction fees.

The first blockchain/crypto asset was bitcoin and was developed to be a decentralized, peer-to-peer electric cash network; disintermediating centralized monetary systems. Each block contains a list of transactions that, once verified and added to the blockchain through a consensus process known as “proof of work,” which may take an hour or more, becomes irreversible and tamper-evident. This proof of work process occurs through “mining.” Mining involves miners using a sophisticated computer program to repeatedly solve complex mathematical problems on specialized computer hardware. Miners authenticate and bundle bitcoin transactions sequentially into files called “blocks.” Because each solved block contains a reference to the previous block, they form a chronological “chain” back to the first bitcoin transaction. A miner’s proposed block is added to the blockchain once a majority of the nodes on the network confirm the miner’s work. A miner that is successful in adding a block to the blockchain is automatically awarded a fixed amount of bitcoin for its efforts plus any transaction fees paid by transferors whose transactions are recorded in the block. This reward system is the means by which new bitcoin enter circulation. However, the open source nature of blockchain technology makes it vulnerable to being “forked” by users and miners (i.e., creation of a new competing blockchain when a significant portion of the miners adopts updates to the existing blockchain protocol). Additionally, a blockchain may be vulnerable to attacks to the extent that, in terms of a proof-of-work blockchain, a miner or group of miners possesses more than 50% of the blockchain’s “hashing” power, there is concentration in the ownership of the blockchain’s native crypto asset. Hashing power refers to the computational capacity used to validate and secure transactions on the blockchain.

The bitcoin network allows people to exchange tokens of value, called bitcoin, which are recorded on a public transaction ledger known as the Bitcoin Blockchain. Each bitcoin is associated with a set of unique cryptographic “keys,” in the form of a string of numbers and letters, which allow whoever is in possession of the private key to assign that bitcoin in a transfer that the bitcoin network will recognize. One or more private keys control the transfer or “spending” of bitcoin from an associated public address. To use bitcoin, a user or a service provider must have access to keys that identify it for its transactions (similar to an ATM card and its related PIN). Bitcoin users keep their keys in electronic “wallets” that can be maintained on their computers, mobile phones, specialized hardware wallets, or wallets provided by online custodians. To the extent that the private keys securing crypto assets, such as bitcoin, are lost or stolen, the native crypto assets of these blockchains can be irrevocably lost or stolen.

While the bitcoin network allows for the exchange of bitcoin, a token of value, there are other blockchains that are designed to support different uses. For example, some blockchains also allows users to write and implement smart contracts—that is, self-executing contractual agreements with the terms directly written into code-thereby enabling automated and conditional transactions. However, the code of any smart contracts running on the blockchain may contain flaws that can be exploited by attackers.

Bitcoin (and other crypto assets) can be used to pay for goods and services, although they are not currently widely accepted for such purpose, or they can be converted to fiat currencies, such as the U.S. dollar, at rates determined on digital asset trading platforms that enable trading in bitcoin or in individual end-user-to-end-user transactions under a barter system. Blockchain technology has since evolved to allow for greater programmability, which has resulted in a wide array of use cases, including smart contracts, without sacrificing the blockchains three core tenants: decentralization, security, and scalability.”

Comment 18 – REX COIN Covered Call ETF – Summary Prospectus – Coinbase Global, Inc. Investing Risk

Please briefly address COIN trading risks (e.g., COIN shares price volatility, particularly if a large portion of COIN may be traded by short sellers) and performance risks (e.g., if COIN fails to meet publicly announced guidelines or business expectations).

Response to Comment 18

In accordance with the Staff’s comment, the following disclosure has been added to the “Principal Risks” section:

“COIN GLOBAL, INC. TRADING RISK. The trading price of COIN may be highly volatile and could continue to be subject to wide fluctuations in response to various factors. The stock market in general, and the market for companies such as COIN in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. In particular, a large proportion of COIN may be traded by short sellers which may put pressure on the supply and demand for the common stock of COIN, further influencing volatility in its market price. Public perception and other factors outside of the control of COIN may additionally impact COIN’s stock price due to COIN garnering a disproportionate degree of public attention, regardless of actual operating performance. In addition, in the past, following periods of volatility in the overall market and the market price of a particular company’s securities, securities class action litigation has often been instituted against companies such as these. Any judgment against COIN, or any future stockholder litigation, could result in substantial costs and a diversion of the management of COIN’s attention and resources. If COIN’s trading is halted, trading in Shares of the Fund may be impacted, either temporarily or indefinitely.

COIN GLOBAL, INC. PERFORMANCE RISK. COIN may fail to meet its publicly announced guidelines or other expectations about its business, which could cause the price of COIN to decline. COIN may provide guidance regarding its expected financial and business performance, such as projections regarding sales and production, as well as anticipated future revenues, gross margins, profitability and cash flows. Correctly identifying key factors affecting business conditions and predicting future events is inherently an uncertain process, and the guidance COIN may provide may not ultimately be accurate. If COIN’s guidance is not accurate or varies from actual results due to its inability to meet the assumptions or the impact on its financial performance that could occur as a result of various risks and uncertainties, the market value of common stock issued by COIN could decline significantly.”

Comment 19 – REX COIN Covered Call ETF – Summary Prospectus – Coinbase Global, Inc. Investing Risk

Please briefly disclose that the Commission has brought an enforcement action (SEC v. Coinbase, Inc., No. 1:23-cv-04738-KPF (S.D.N.Y. Mar. 27, 2024)), alleging that Coinbase Global, Inc. provides, among other things, a trading platform that operates as: an unregistered broker, unregistered exchange, and unregistered clearing agency; a prime brokerage service that operates as an unregistered broker; and a crypto asset staking program that constitutes the unregistered offer and sale of an investment contract, and thus a security.

Response to Comment 19

In accordance with the Staff’s comment, the following disclosure has been added to the “Principal Risks” section:

“COINBASE GLOBAL, INC. REGULATORY RISK. Crypto asset trading platforms may be operating out of compliance with applicable laws and regulations. Such crypto asset trading platforms are, or may become, subject to enforcement actions by regulatory authorities. Any such enforcement actions may have a material adverse impact on the Fund, its investments, and its ability to implement its investment strategy. The SEC has brought an enforcement action alleging that Coinbase Global, Inc. provides, among other things: a trading platform that operates as an unregistered broker, unregistered exchange, and an unregistered clearing agency, a prime broker that operates as an unregistered broker; and a crypto asset staking program that constitutes the unregistered offer and sale of an investment contract, and thus a security.”

Comment 20 – REX COIN Covered Call ETF – Summary Prospectus – Crypto Asset Market and Volatility

Because blockchain technology and crypto-asset related risks apply to Coinbase, regardless of whether it has substantial holdings of crypto assets (for investment, in custody, or otherwise), please revise the disclosure in the first sentence accordingly.

Response to Comment 20

In accordance with the Staff’s comment, the above-referenced disclosure has been revised as follows:

The prices of crypto assets have historically been highly volatile.

Comment 21 – REX COIN Covered Call ETF – Summary Prospectus – Performance

Supplementally, please identify the appropriate broad-based securities market index against which the Fund will measure its performance.

Response to Comment 21

The Funds intends to use the S&P 500 Index as its broad-based market index.

Comment 22 – REX MSTR Covered Call ETF – Principal Risks – MicroStrategy Incorporated Investing Risks

As noted in Comment 14, to assist with clarity and investor comprehension, please group together related risks and use subheadings. In this regard, please present “Bitcoin Risk” and “Crypto Asset Market and Volatility Risk” with “MicroStrategy Incorporated Investing Risk” as these additional risks relate specifically to the principal business of MSTR.

Response to Comment 22

The Registrant reiterates its response to Comment 13 above to reorder and regroup all of the Funds’ principal risks. Nevertheless, in accordance with the Staff’s comment, the “Bitcoin Risk” and “Crypto Asset Market and Volatility Risk” has been moved to immediately follow the “MicroStrategy Incorporated Investing Risk.”

Comment 23 – REX NVDA Covered Call ETF – Principal Investment Strategy – NVIDIA Corporation

In the second sentence of the first paragraph, please clarify what “professional visualization” entails.

Response to Comment 23

The Registrant notes the above-referenced disclosure was taken directly from NVDA’s corporate profile on its website. As such, the Registrant believes it would be inappropriate to speculate on what NVDA’s definition of “professional visualization” entails. Further, the Registrant does not believe adding this definition will aide investors’ understanding or comprehension of an investment in the Fund. Therefore, the Registrant respectfully declines to revise the disclosure in accordance with the Staff’s comment.

Comment 24 – Statutory Prospectus – Principal Risks

Please consider tailoring risk disclosure so that it does not merely repeat the disclosure in the summary prospectus. As noted above, for clarity and to assist with investor comprehension, please also consider reordering risks so that those relevant to each issuer are presented together (e.g., “Tesla, Inc. Investing Risks” and “Automobile Industry Risk”) and so that significant risks precede alphabetical risks.

Response to Comment 24

In accordance with the Staff’s comment, the Item 9 risks have been revised. Additionally, the Registrant will reorder certain risks so that those relevant to each issuer are presented together and those issuer-specific risks will precede the Fund’s alphabetical risks.

Comment 25 – Statement of Additional Information – Financial Statements

Please explain whether the seed capital financial statements of the Fund will include a seed statement of operations. If no seed statement of operations will be included, please explain the basis for omitting such financial statement.

Response to Comment 25

The Registrant confirms the seed capital financial statements of the Funds will include a seed statement of operations.

* * * * * * * * * * * * * * * * * * * * *

Please call me at (312) 845-3484 if you have additional comments or wish to discuss any of the foregoing responses. Thank you.

Very truly yours,

Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren, Esq.

cc:	Gregory King, Chief Executive Officer, REX Advisers, LLC

Exhibit A

Fees and Expenses of the Fund

The table below describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund (“Fund Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.99%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.99%
(1)	“Other Expenses” are estimates based on the expenses the Fund expects to incur for the current fiscal year.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then hold or redeem all of your Fund Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Fund Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$101	$315

Exhibit B

Principal Investment Strategies (REX COIN Covered Call ETF)

The Fund is an actively managed exchange-traded fund (“ETF”) that seeks to provide current income while providing exposure to the price returns of COIN, subject to a limit on potential investment gains. The Fund, under normal market conditions, will invest at least 80% of its net assets (plus any borrowings for investment purposes) in shares of COIN or derivative instruments that provide exposure to COIN. For purposes of compliance with this investment policy, derivative instruments (i.e., options contracts and/or swap agreements) will be valued at their notional value. The Fund’s investment adviser is REX Advisers, LLC (the “Adviser”) and the investment sub-adviser is Exchange Traded Concepts, LLC (the “Sub-Adviser”).

The Fund seeks to generate income while providing exposure to the share price of COIN by employing a covered call strategy. The Fund achieves exposure to the share price of COIN through direct holdings of COIN shares and/or by utilizing options contracts that provide exposure to the price return of COIN. As part of the Fund’s covered call strategy, the Fund will purchase and sell a combination of standardized exchange-traded and/or FLexible EXchange® call and put options (“FLEX Options”) that utilize COIN as the reference asset. All options in which the Fund invests are exchange-traded and are guaranteed for settlement by the Options Clearing Corporation (“OCC”).

In general, an options contract gives the purchaser of the options contract the right to purchase (for a call option) or sell (for a put option) the underlying asset (i.e., shares of COIN) at a specified price (the “strike price”). If exercised, an options contract obligates the seller to deliver shares (for a sold call option) or buy shares (for a sold put option) of the underlying asset at the strike price. Options contracts must be exercised or traded to close within a specified time frame or they expire. Standardized exchange-traded options have standard terms, such as the type, reference asset, strike price and expiration date. FLEX Options are a type of exchange-listed options contract with uniquely customizable terms that allow investors to customize key terms like type, strike price and expiration date that are standardized in a typical options contract.

In seeking to achieve its investment objective, the Fund will implement a covered call strategy using standardized exchange-traded and/or FLEX Options. A traditional covered call strategy is an investment strategy where an investor (the Fund) sells a call option on an underlying security it owns. A synthetic covered call strategy is similar to a traditional covered call strategy in that the investor (the Fund) sells a call option that is based on the value of the underlying security. However, in a synthetic covered call strategy, the investor (the Fund) does not own the underlying security, but rather seeks to synthetically replicate the price movements of the underlying security through the use of various investment instruments.

The Fund’s options contracts are based on the value of COIN, which gives the Fund the right or obligation to receive or deliver shares of COIN on the expiration date of the applicable options contract in exchange for the stated strike price, depending on whether the options contract is a call option or a put option, and whether the Fund purchases or sells the options contract.

The Fund’s covered call strategy will consist of the following elements: (1) traditional long exposure to COIN through direct holdings of COIN shares and/or synthetic long exposure to COIN, which allows the Fund to seek to participate in the price performance of COIN’s stock; (2) covered call writing (where COIN call options are sold against the long or synthetic long portion of the strategy), which allows the Fund to generate income; and (3) short-term U.S. Treasury securities, which are used for collateral for the options and generate additional income.

To achieve long exposure to COIN, the Fund will directly purchase shares of COIN. Alternatively, to achieve synthetic long exposure to COIN, the Fund will purchase COIN call options and, simultaneously, sell COIN put options to seek to replicate the price movements of COIN. The call options purchased by the Fund and the put options sold by the Fund will generally have expirations ranging from one-week to six-months and strike prices that are approximately equal to the then-current share price of COIN at the time the contracts are purchased and sold, respectively. These options are said to be purchased “at-the-money” because the strike price is equal to the then-current share price of COIN at the time of purchase. The combination of the purchased call options and sold put options provides the Fund with indirect investment exposure approximately equal to the share price of COIN for the duration of the applicable options period.

As part of its strategy, the Fund will generate income in the form of a premium by simultaneously writing (selling) call options contracts on COIN. A premium, in this context, refers to the price the option buyer pays to the option seller (the Fund) for the rights granted by the option. From the Fund’s direct holding of COIN shares, the Fund aims to provide some degree of capital appreciation when COIN’s share price increases in value and additional income from COIN dividends with respect to the Fund’s direct investments in COIN, if any. However, due to the Fund’s covered call strategy, the sale of call options to generate income will limit the Fund’s ability to participate in increases in value of COIN’s share price beyond a certain point. These options are said to be sold “out-of-the-money” because the strike price is higher than the then-current share price of COIN at the time of purchase. Thus, if COIN’s share price appreciates beyond the strike price of one or more of the sold call options contracts, the Fund will lose money on those sold call positions, and the losses will, in turn, limit the upside return of the Fund’s long exposure. As a result, the Fund’s overall strategy (i.e., the combination of the long exposure to COIN and the sold COIN call positions) will limit the Fund’s participation in gains in the COIN share price.

The Fund intends to continuously maintain exposure to COIN through the use of options contracts. As the options contracts it holds are exercised or expire, the Fund may enter into new options contracts, a practice referred to as “rolling.” This practice of rolling options may result in high portfolio turnover for the Fund.

The Fund will also hold short-term U.S. Treasury securities to serve as collateral in connection with the Fund’s covered call strategy and to generate additional income to the Fund.

The market value of the equity securities of COIN, cash and U.S. Treasury securities held by the Fund is expected to be between 50% and 100% of the Fund’s net assets and the market value of the options package is expected to be between 0% and 50% of the Fund’s net assets. In terms of notional value, the combination of these investment instruments provides investment exposure to COIN equal to at least 100% of the Fund’s total assets. The Fund may utilize swap agreements in an attempt to gain exposure to COIN without actually purchasing the equity securities of COIN.

The Fund will employ its investment strategy as it relates to COIN regardless of whether there are periods of adverse market, economic, or other conditions and will not take temporary defensive positions during such periods. The Fund’s performance will differ from that of COIN’s share price and that the performance differences will depend on, among other things, the price of COIN, changes in the value of the COIN options contracts the Fund holds, and changes in the value of the U.S. Treasury securities the Fund holds.

The Fund will seek to provide weekly income in the form of cash distributions. Such distributions generally reflect all or a portion of the option premium income earned by the Fund’s sold call options and U.S. Treasury securities. However, a significant portion of these weekly distributions may be characterized as a return of capital.

There is no guarantee that the Fund’s investment strategy will be properly implemented, and an investor may lose some or all of its investment. The Fund’s strategy will cap its potential gains if shares of COIN increase in value. The Fund’s strategy is subject to all potential losses if shares of COIN decrease in value, which may not be offset by income received by the Fund. Fund shareholders will only be entitled to COIN dividends with respect to the Fund’s direct investments in COIN.

The Fund will be concentrated in the industry or group of industries to which COIN is assigned (i.e., hold 25% or more of its total assets in investments that provide exposure to the industry or group of industries to which COIN is assigned). As of October 31, 2024, COIN is assigned to the Capital Markets industry, although this may change from time to time.

The Fund is classified as “non-diversified” under the Investment Company Act of 1940 (the “1940 Act”).

Coinbase Global, Inc.

Coinbase Global, Inc. offers a variety of products and services that enable individuals, businesses, and developers to participate in the cryptoeconomy. It provides customers around the world with a platform for buying, selling, transferring, and storing digital assets. Coinbase Global, Inc. is listed on Nasdaq. The aggregate market value of the voting and non-voting stock held by non-affiliates of Coinbase Global, Inc. on October 31, 2024, was approximately $35 billion based on the closing sales price of Coinbase Global, Inc.’s Class A common stock as reported on Nasdaq on that date.

Coinbase Global, Inc. is registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Information provided to or filed with the SEC by Coinbase Global, Inc. pursuant to the Exchange Act can be located by reference to the SEC file number 001-04321 through the SEC’s website at www.sec.gov. In addition, information regarding Coinbase Global, Inc. may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.

This document relates only to the securities offered hereby and does not relate to COIN or other securities of Coinbase Global, Inc. The Fund has derived all disclosures contained in this document regarding Coinbase Global, Inc. from the publicly available documents. None of the Fund, the Trust, the Adviser, the Sub-Adviser, or their respective affiliates has participated in the preparation of such publicly available offering documents or made any due diligence inquiry regarding such documents with respect to Coinbase Global, Inc. None of the Fund, the Trust, the Adviser, the Sub-Adviser, or their respective affiliates makes any representation that such publicly available documents or any other publicly available information regarding Coinbase Global, Inc. is accurate or complete. Furthermore, the Fund cannot give any assurance that all events occurring prior to the date hereof (including events that would affect the accuracy or completeness of the publicly available documents described above) that would affect the trading price of Coinbase Global, Inc. (and therefore the price of Coinbase Global, Inc. at the time we price the securities) have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning Coinbase Global, Inc. could affect the value received with respect to the securities and therefore the value of the securities.

None of the Fund, the Trust, the Adviser, the Sub-Adviser, or their respective affiliates makes any representation to you as to the performance of COIN.

THE FUND, TRUST, ADVISER, AND SUB-ADVISER ARE NOT AFFILIATED WITH COINBASE GLOBAL, INC.